                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 11
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             MICRON TECHNOLOGY, INC.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                    595112-4
                                 (CUSIP Number)

                            Jacques K. Meguire, Esq.
                          SONNENSCHEIN NATH & ROSENTHAL
                                8000 Sears Tower
                             Chicago, Illinois 60606
                            Telephone: (312) 876-8000
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                 October 2, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

CUSIP NUMBER  595112-4
-----------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J.R. Simplot Company
-----------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
-----------------------------------------------------------------

3    SEC USE ONLY
-----------------------------------------------------------------

4    SOURCE OF FUNDS*                                       [00]
-----------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
-----------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION         State of Nevada
-----------------------------------------------------------------
                                :
                                :  7  SOLE VOTING POWER
                                :     16,899,000
                                :--------------------------------
                                :
                                :  8  SHARED VOTING POWER
                                :     -0-
NUMBER OF SHARES BENEFICIALLY   :--------------------------------
OWNED BY EACH REPORTING         :
PERSON WITH                     :  9  SOLE DISPOSITIVE POWER
                                :     24,499,000
                                :--------------------------------
                                :
                                : 10  SHARED DISPOSITIVE POWER
                                :     -0-
--------------------------------:--------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,499,000 (See Item 5 (a)-(b))
-----------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [ ]
-----------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     10.1%
-----------------------------------------------------------------

14   TYPE OF REPORTING PERSON                               CO
-----------------------------------------------------------------

CUSIP NUMBER  595112-4
-----------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Simplot Canada Limited
-----------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
-----------------------------------------------------------------

3    SEC USE ONLY
-----------------------------------------------------------------

4    SOURCE OF FUNDS*                                       [WC]
-----------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
-----------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION                  Canada
-----------------------------------------------------------------
                                :
                                :  7  SOLE VOTING POWER
                                :     2,600,000
                                :--------------------------------
                                :
                                :  8  SHARED VOTING POWER
                                :     -0-
NUMBER OF SHARES BENEFICIALLY   :--------------------------------
OWNED BY EACH REPORTING         :
PERSON WITH                     :  9  SOLE DISPOSITIVE POWER
                                :     -0-
                                :--------------------------------
                                :
                                : 10  SHARED DISPOSITIVE POWER
                                :     -0-
--------------------------------:--------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,600,000 (Aggregate amount also included in aggregate
         amount beneficially owned by J.R. Simplot Company)
-----------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [ ]
-----------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     1.1%
-----------------------------------------------------------------

14   TYPE OF REPORTING PERSON                               CO
-----------------------------------------------------------------

CUSIP NUMBER  595112-4
-----------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John R. Simplot
     ###-##-####
-----------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
-----------------------------------------------------------------

3    SEC USE ONLY
-----------------------------------------------------------------

4    SOURCE OF FUNDS*                                       OO
-----------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
-----------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION         United States
-----------------------------------------------------------------
                                :
                                :  7  SOLE VOTING POWER
                                :     12,941,599
                                :--------------------------------
                                :
                                :  8  SHARED VOTING POWER
                                :     22,400
NUMBER OF SHARES BENEFICIALLY   :--------------------------------
OWNED BY EACH REPORTING         :
PERSON WITH                     :  9  SOLE DISPOSITIVE POWER
                                :     12,941,599
                                :--------------------------------
                                :
                                : 10  SHARED DISPOSITIVE POWER
                                :     22,400
--------------------------------:--------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,976,999
-----------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [X]
-----------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.3%
-----------------------------------------------------------------

14   TYPE OF REPORTING PERSON                               IN
------------------------------------------------------------------

CUSIP NUMBER  595112-4
-----------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J.R. Simplot Self-Declaration of Revocable Trust dated
     December 21, 1989
-----------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
-----------------------------------------------------------------

3    SEC USE ONLY
-----------------------------------------------------------------

4    SOURCE OF FUNDS*                                       OO
-----------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
-----------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION         State of Idaho
-----------------------------------------------------------------
                                :
                                :  7  SOLE VOTING POWER
                                :     7,967,377
                                :--------------------------------
                                :
                                :  8  SHARED VOTING POWER
                                :     -O-
NUMBER OF SHARES BENEFICIALLY   :--------------------------------
OWNED BY EACH REPORTING         :
PERSON WITH                     :  9  SOLE DISPOSITIVE POWER
                                :     7,967,377
                                :--------------------------------
                                :
                                : 10  SHARED DISPOSITIVE POWER
                                :     -O-
--------------------------------:--------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,967,377 (amount also included in amount beneficially owned by Mr. John R. Simplot)
-----------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [X]
-----------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     3.3%
-----------------------------------------------------------------

14   TYPE OF REPORTING PERSON                               OO
-----------------------------------------------------------------

CUSIP NUMBER  595112-4
-----------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JRS Properties L.P.
     EIN #82-0485383
-----------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
-----------------------------------------------------------------

3    SEC USE ONLY
-----------------------------------------------------------------

4    SOURCE OF FUNDS*                                       OO
-----------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
-----------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION         State of Idaho
-----------------------------------------------------------------
                                :
                                :  7  SOLE VOTING POWER
                                :     4,974,222
                                :--------------------------------
                                :
                                :  8  SHARED VOTING POWER
                                :     -O-
NUMBER OF SHARES BENEFICIALLY   :--------------------------------
OWNED BY EACH REPORTING         :
PERSON WITH                     :  9  SOLE DISPOSITIVE POWER
                                :     4,974,222
                                :--------------------------------
                                :
                                : 10  SHARED DISPOSITIVE POWER
                                :     -O-
--------------------------------:--------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,974,222 (amount also included in amount beneficially owned by Mr. John R. Simplot)
-----------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [X]
-----------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     2.0%
-----------------------------------------------------------------

14   TYPE OF REPORTING PERSON                               PN
-----------------------------------------------------------------

     This Amendment No. 11 to Schedule 13D (the "Schedule 13D") is being filed on behalf of John R. Simplot ("Mr. Simplot"), J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Revocable Trust"), JRS Properties L.P. (the "Partnership"), J.R. Simplot Company, a Nevada corporation (the "Company"), and Simplot Canada Limited ("SCL") to further amend the Schedule 13D as originally filed on February 20, 1992, as subsequently amended and restated by Amendment No. 4 to Schedule 13D ("Amendment No. 4") filed on November 29, 1995 by the Company, SCL, Mr. Simplot, the Revocable Trust and the Partnership (collectively the "Reporting Persons") and as subsequently amended. Capitalized terms used herein and not otherwise defined have the same meanings as provided in Amendment No. 4.


Item 2. Identity and Background, is hereby amended by amending and restating the information concerning the officers and directors of the Company and SCL contained in Annex I and Annex II, respectively.


Item 5. Interest in Securities of the Issuer, is hereby amended and restated to read in full as follows:

     (a)-(b) The Company beneficially owns an aggregate of 24,499,000 shares of Common Stock of Micron Technology, Inc. ("Micron"). Such shares represent 10.1% of the outstanding Common Stock as of October 12, 1998 (based on information provided by Micron) and consist of the following:

                  (i) 9,299,000 shares of Common Stock as to which the Company has sole voting power and sole dispositive power,

                  (ii) 5,000,000 shares of Common Stock (the "1996 JRS Shares") which are subject to the 1996 JRS Pledge (as described in Item 6) and as to which the Company has sole voting power and no present dispositive power, but can reclaim possession and sole dispositive power at any time, subject to certain conditions,

                  (iii) 2,600,000 shares of Common Stock (the "1996 SCL Shares") which are subject to the 1996 SCL Pledge (as described in Item 6 below) and as to which shares the Company has the power to direct the vote and no present dispositive power, but can cause SCL to reclaim possession and sole dispositive power at any time, subject to certain conditions, and

                  (iv) 7,600,000 shares (the "1998 JRS Shares") which are subject to the 1998 JRS Pledge (as described in Item 6) and as to which shares the Company has no voting power and no present dispositive power, but can reclaim possession and dispositive power at any time, subject to certain conditions.

The Company disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person other than SCL.

         SCL beneficially owns an aggregate of 2,600,000 shares of Common Stock (the "1996 SCL Shares"). The 1996 SCL Shares represent 1.1% of the outstanding Common Stock as of October 12, 1998. As previously reported, the 1996 SCL Shares are subject to 1996 SCL Pledge (as described in Item 6). SCL has sole voting power but no present dispositive power over the 1996 SCL shares. The 1996 SCL Pledge allows SCL to reclaim possession of and dispositive power over the 1996 SCL Shares at any time, subject to certain conditions. SCL disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person.

         Mr. Simplot beneficially owns an aggregate of 12,976,999 shares of Common Stock (representing 5.3% of the outstanding Common Stock as of October 12, 1998) held as follows:

                (i)   7,895,122 shares held in the Revocable Trust,

                (ii)  4,974,222 shares held by the Partnership,

                (iii) 72,255 shares held by the S-Sixteen Partnership,

                (iv)  22,400 shares held in joint tenancy with his spouse, and

                (v) 13,000 shares which Mr. Simplot has the right to acquire pursuant to stock options.

Such 12,976,999 shares exclude shares of Common Stock as to which Mr. Simplot disclaims beneficial ownership and which are held by (i) Mr. Simplot's spouse (15,200 shares) or (ii) the J.R. Simplot Foundation (47,500 shares). Mr. Simplot has the sole power to direct the disposal of, and the sole power to dispose or direct the disposition of, and vote or direct the vote of, 12,941,599 shares of Common Stock. Mr. Simplot shares with his spouse the power to dispose of, and to vote, 22,400 shares of Common Stock. As previously reported, Mr. Simplot (i) is the founder of the Company, (ii) retired from the position of a director and Chairman of the Board of the Company in April 1994 and has not been an officer or a director of the Company since that date, (iii) is neither an officer nor a director of SCL, and (iv) does not own any voting shares of either the Company or SCL. Mr. Simplot disclaims beneficial ownership of the shares of Common Stock held by the Company or SCL.

     The Revocable Trust beneficially owns an aggregate of 7,967,377 shares of Common Stock, consisting of (x) 7,895,122 shares held in the Revocable Trust and
(y) 72,255 shares held by the S-Sixteen Partnership. Mr. Simplot, as sole trustee of the Revocable Trust, has the sole power to direct the disposal of, and the sole power to direct the vote of, the 7,967,377 shares of Common Stock. Such shares represent 3.3% of the outstanding Common Stock as of October 12, 1998. The Revocable Trust disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person.

     The Partnership beneficially owns 4,974,222 shares of Common Stock. Mr. Simplot, as general partner of the Partnership, has the sole power to direct the disposal of, and the sole power to direct the vote of, such shares. Such shares represent 2.0% of the outstanding Common Stock as of October 12, 1998. The Partnership disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person.

     (c) During the 60 days prior to the date of this Amendment No. 11, the Company sold an aggregate of 1,800,000 shares of Common Stock to fund requirements for investments in its core business. Such shares were sold in public sales on the New York Stock Exchange and the Chicago Stock Exchange on the dates and at the per-share prices (before brokerage commissions) indicated below:


             DATE                   NO. OF SHARES            PRICE
             ----                   -------------            -----
           10/1/98                      40,000              30.2500
           10/1/98                       5,000              30.1875
           10/1/98                      75,000              30.1250
           10/1/98                       2,900              30.0625
           10/1/98                      87,500              30.0000
           10/1/98                       8,000              28.0000
           10/2/98                     175,900              26.5000
           10/2/98                      10,100              26.5625
           10/2/98                       9,000              26.6250
           10/2/98                       5,000              26.7500
           10/2/98                      50,000              27.0000
           10/2/98                      46,500              27.1250
           10/2/98                      22,000              27.1875
           10/2/98                      35,000              27.2500
           10/2/98                      46,500              27.3125
           10/2/98                      59,000              27.5000
           10/2/98                       8,000              27.5625
           10/2/98                      33,000              27.6250
           10/2/98                      20,000              27.9375
           10/2/98                     364,700              28.0000
           10/2/98                       8,300              28.0625
           10/2/98                      52,000              28.1250
           10/2/98                     106,000              28.1875
           10/2/98                      98,600              28.2500
           10/2/98                      45,000              28.3125
           10/2/98                      47,000              28.3750
           10/2/98                     100,000              28.5000
           10/5/98                      87,300              28.0000
           10/6/98                     152,700              28.5000
                                     ---------
            Total                    1,800,000
                                     =========

         (d) As previously reported, under the JRS Forward (as described in Item
6), Canadian Imperial Bank of Commerce ("CIBC") is entitled to receive (i) the entire amount of any dividend on the 1996 JRS Shares that exceeds $0.50 per share and (ii) non-cash distributions on the 1996 JRS Shares (excluding stock splits, stock dividends and the like).

         As previously reported, under an agreement between the Company and CIBC dated July 29, 1996 (the "JRS Dividend Swap"), pursuant to an International Swap Dealers Association, Inc. Master Agreement (Multicurrency--Cross Border) (1992) between CIBC and the Company, (i) CIBC agreed to pay to the Company $250,000 within three business days after each payment of any dividend by Micron prior to the termination of the JRS Dividend Swap, and (ii) the Company agreed to pay to CIBC an amount equal to the product of (x) 5,000,000 and (y) the per share amount of any dividend (but only in respect of dividends of $0.50 or less per share) on the Common Stock prior to the termination of the JRS Dividend Swap.

         As previously reported, under the SCL Forward, CIBC is entitled to receive (i) the entire amount of any dividend on the 1996 SCL Shares that exceeds $0.50 per share and (ii) non-cash distributions on the 1996 SCL Shares (excluding stock splits, stock dividends and the like). As previously reported, under an agreement between the Company and CIBC dated June 28, 1996 pursuant to an International Swap Dealers Association, Inc. Master Agreement (Multicurrency--Cross Border) (1992) between CIBC and the Company, (i) CIBC has agreed to pay to the Company $90,170.79 within three business days after each payment of any dividend by Micron prior to the SCL Termination Date, and (ii) the Company agreed to pay to CIBC an amount equal to the product of (x) 2,600,000 and (y) the per share amount of any dividend (but only in respect of dividends of $0.50 or less per share) on the Common Stock prior to the SCL Termination Date.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer, is hereby amended and restated as follows:

         As previously reported, on June 28, 1996, SCL entered into an agreement with CIBC (the "SCL Forward") for the 1996 SCL Shares to CIBC pursuant to an International Swap Dealers Association, Inc. Master Agreement (Multicurrency--Cross Border) (1992) between CIBC and SCL, with delivery of the SCL Shares to be made to CIBC on June 27, 2003 or sooner upon the occurrence of certain events (the "SCL Termination Date"). The purchase price for the 1996 SCL Shares to be paid by CIBC to SCL is Canadian $136,357,382.08 if the SCL Termination Date occurs in June 2003, and is subject to reduction if the SCL Termination Date occurs at an earlier date. Based on the exchange rate prevailing on June 28, 1996, this purchase price represented approximately $99.9 million (approximately $38.42 per share) in United States dollars payable in June 2003.

         As previously reported, on July 29, 1996, the Company entered into an agreement (the "JRS Forward") with CIBC for the sale of the 1996 JRS Shares to CIBC pursuant to an International Swap Dealers Association, Inc. Master Agreement (Multicurrency--Cross Border) (1992) between CIBC and the Company, with delivery of the 1996 JRS Shares to be made to CIBC on July 29, 2003 or sooner upon the occurrence of certain events (the "JRS Termination Date"). The purchase price for the 1996 JRS Shares to be paid by CIBC to the Company is $154,727,696 (approximately $30.95 per share) if the JRS Termination Date occurs on July 29, 2003, and is subject to reduction in the event of an earlier JRS Termination Date.

         As previously reported, to secure the Company's obligations under the JRS Forward, the JRS Dividend Swap and under a loan agreement between the Company and CIBC dated July 29, 1996 (the "1996 Loan Agreement") pursuant to which the Company borrowed from CIBC on such date $95,106,489.47 (the "1996 Loan") on a nonrecourse basis, the Company pledged the 1996 JRS Shares to CIBC pursuant to a pledge agreement dated July 29, 1996 (the "1996 JRS Pledge"). The Company is obligated to repay the 1996 Loan with accrued interest to CIBC on June 29, 2003. In addition, under a separate provision of the 1996 Loan Agreement, the Company has agreed to make an additional payment to CIBC of $432,132 annually. Under the terms of the 1996 JRS Pledge, the Company retains the right to vote the 1996 JRS Shares in the absence of an event of default under the 1996 Loan Agreement.

         On July 24, 1998, the Company entered into a Revolving Loan Agreement with CIBC (the "1998 Revolving Loan") for an amount not to exceed the lesser of 70% of the fair market value of the 1998 JRS Shares or $50,000,000. The 1998 Revolving Loan matures on November 30, 2003, but the Company may terminate the 1998 Revolving Loan at any time, subject certain conditions.

         To fulfill a condition to the 1998 Revolving Loan, the Company entered into a Pledge Agreement with CIBC on July 24, 1998 ("1998 JRS Pledge") in which the Company pledged 7,600,000 shares of Common Stock held by the Company (the "1998 JRS Shares") to secure the Company's obligations of performance and payment under the 1998 Revolving Loan. Under the 1998 JRS Pledge, CIBC has the right to sell, pledge and/or assign the 1998 JRS Shares until the termination of the 1998 JRS Pledge. CIBC also has the right to vote the 1998 JRS Shares. The Company may terminate the 1998 JRS Pledge and reclaim the 1998 JRS Shares at any time, subject to certain conditions.

         On July 24, 1998, the Company entered into a Registration Rights Agreement with Micron and CIBC (the "Registration Rights Agreement") relating to the registration under the Securities Act of the 1998 JRS Shares. The Registration Rights Agreement provides for the Company and CIBC to reimburse Micron for certain registration expenses and also contains customary indemnification provisions.

Item 7. Material to be Filed as Exhibits, is hereby amended by adding the following thereto:

      Exhibit Number      Exhibit

      O. Revolving Loan Agreement between J.R. Simplot Company and the Canadian Imperial Bank of Commerce dated July 24, 1998.

      P. Pledge given by J.R. Simplot Company in favor of Canadian Imperial Bank of Commerce dated July 24, 1998.

      Q. Registration Rights Agreement between Micron Technology, Inc., J.R. Simplot Company and the Canadian Imperial Bank of Commerce dated July 24, 1998.

                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 15, 1998                        Dated:  October 15, 1998

J.R. Simplot Company                            Simplot Canada Limited

By: /s/ RONALD N. GRAVES                        By: /s/ RONALD N. GRAVES
   ---------------------------                     -----------------------------
Title:  Secretary                               Title: Secretary



Dated:  October 15, 1998                        Dated:  October 15, 1998

JRS Properties L.P.                             John R. Simplot

By:  /s/ JOHN R. SIMPLOT                        /s/ JOHN R. SIMPLOT
   --------------------------                   --------------------------------
   John R. Simplot,
   as General Partner



Dated:  October __, 1998

J.R. Simplot Self-
Declaration of Revocable
Trust dated December 21, 1989

By: /s/ JOHN R. SIMPLOT
   ---------------------------
   John R. Simplot, as
   Trustee

                                                                         Annex I

         The names and principal occupations of the executive officers and directors of the Company (all of whom are U.S. citizens) and their respective holdings of Common Stock are as follows :


Name and Business              Position and Principal                   Common Stock
Address                        Occupation                               Holdings
-----------------              -----------------------                  -------------

Stephen A. Beebe               Director; President and                  None
                               Chief Executive Officer

Scott R. Simplot               Director                                 None

A. Dale Dunn                   Director                                 500

Don J. Simplot                 Director; Vice President                 167,020*

Gay C. Simplot                 Director                                 55,250

James D. Crawford              Controller                               None

John Edward Simplot            Director                                 1,000

Ronald N. Graves               Vice President; Secretary                700

Dennis R. Mogensen             Sr. Vice President;                      None
                               Chief Financial Officer

Thomas J. Sorge                Treasurer                                1304

James R. Munyon                Sr. Vice President                       None

Lawrence S. Hlobik             Sr. Vice President                       None



* Includes (i) 149,020 shares held by Mr. Don Simplot directly, (ii) 5,000 shares held by him as custodian for his minor child, and (iii) 13,000 shares that he has a right to acquire within the next 60 days.

Unless otherwise indicated, the business address of each such executive officer and director is 999 Main Street, Suite 1300, Boise, Idaho 83702.

                              ---------------------

         To the best of the Reporting Persons' knowledge, none of such persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                                        Annex II

         The names and principal occupations of the executive officers and directors of Simplot Canada Limited ("SCL"), and their respective holdings of the Common Stock are as follows:

Name, Business Address             Position and Principal          Common Stock
and Citizenship                    Occupation                      Holdings
-----------------------            ----------------------          ------------
Kenneth Watson (Canada)            Treasurer; Director             None
1400-17th Street East
Brandon, Manitoba R7A 7C4

Ronald N. Graves (USA)             Secretary                       See Annex I

Stephen A. Beebe (USA)             Director; Vice President        See Annex I

Warren Gray (Canada)               Director                        None
1400-17th Street East
Brandon, Manitoba R7A 7C4

Lawrence S. Hlobik                 Director; President             See Annex I

John Malinowski                    Director                        None


Unless otherwise indicated, the business address of each such executive officer and director is 999 Main Street, Suite 1300, Boise, Idaho 83702.

         To the best of the Reporting Persons' knowledge, none of such persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.